Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

May 17, 2013

Dear Shareholder:

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Friday, June 14, 2013, at 15:00 (3:00 pm) Greek local time in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of the 2013 Annual Meeting of Shareholders and Proxy Statement describes the items to be considered by the shareholders at the meeting and contains certain information about our company and its officers and directors.

Whether or not you are able to attend the 2013 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by completing and returning by mail the proxy card or voting instruction card. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on June 14th.

Sincerely,

D. John Stavropoulos
Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On Friday June 14th, 2013

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, a Bermuda company, will be held at 15:00 (3:00 pm) Greek local time, Friday, June 14th, 2013, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

1.	to re-elect three directors who retire by rotation;

2.	to receive and consider the 2012 audited financial statements of the Company;

3.	to re-appoint Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (Ernst & Young (Hellas)), Athens, Greece, who were first appointed in 2002, as auditors of the Company and to authorise the Audit Committee of the Board of Directors to set their remuneration;

4.	to set the remuneration of the directors; and

5.	to transact such other business as may properly come before the 2013 Annual Meeting.

Copies of our audited consolidated financial statements are contained in our 2012 Annual Report to Shareholders, which is available at www.proxyvote.com and on the Company’s website at www.tenn.gr. We have elected to make our 2012 Annual Report to Shareholders available on our website, rather than enclosing a copy, in order to reduce the environmental impact associated with its printing.

Only holders of record of the Company’s Common Shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 25, 2013 will be entitled to receive notice of, and to vote at, the 2013 Annual Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for re-election, are Michael G. Jolliffe, Francis T. Nusspickel and Takis Arapoglou.

You are cordially invited to attend the 2013 Annual Meeting. Whether or not you expect to attend the 2013 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail the proxy card or voting instruction card. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2013 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

Chief Operating Officer

Athens, Greece

May 17, 2013

IMPORTANT

IN ORDER TO ENSURE THAT A QUORUM WILL BE REPRESENTED AT THE ANNUAL MEETING, WE URGE SHAREHOLDERS TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING AND RETURNING BY MAIL THE PROXY CARD OR VOTING INSTRUCTION CARD. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING YOUR SHARES BY USING THE INTERNET, BY TELEPHONE, OR BY RETURNING THE PROXY CARD OR VOTING INSTRUCTION CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE ANNUAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF SHAREHOLDERS

To be held on June 14, 2013

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Tsakos Energy Navigation Limited, a Bermuda company, for use at the 2013 Annual Meeting of Shareholders of the Company to be held at 15:00 (3:00 pm) Greek local time, Friday, June 14, 2013, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 14, 2013

Copies of the Notice of Annual Meeting of Shareholders, proxy statement, proxy card and the Company’s 2012 Annual Report to Shareholders, which includes its audited consolidated financial statements for the fiscal year ended December 31, 2012, are available at www.proxyvote.com and on the Company’s web site, http://www.tenn.gr and can be accessed through the SEC’s web site at http://www.sec.gov. If you would like to receive, at no cost, a printed copy of the Company’s 2012 Annual Report to Shareholders, please contact the Company by telephone at +30 210 94 07 710-13, by email at ten@tenn.gr or in writing at Tsakos Energy Navigation Limited, Investor Relations, c/o George Saroglou or Paul Durham, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

VOTING METHODS

Internet Voting

All shareholders of record may vote by accessing the following website address: http://www.proxyvoting.com/tnp.

All street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All shareholders of record may vote by calling the following toll-free telephone number: 1-866-540-5760. Please follow the voice prompts.

If you are a street name holder, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction card enclosed with the proxy materials that your bank or broker sends to you.

Vote by Mail

Shareholders of record may vote by completing the enclosed proxy card or voting instruction form and returning it in the return envelope provided. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Computershare, you are considered the “shareholder of record” of those shares and the proxy materials are being mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder), and the proxy materials are being forwarded to you by your broker, bank or nominee. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the 2013 Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2013 Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail, and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (1) for the election of Messrs. Jolliffe, Nusspickel, and Arapoglou as directors, (2) for the approval of the Company’s 2012 audited financial statements, (3) for the appointment of Ernst & Young (Hellas), Athens, Greece, as the Company’s auditors and to authorise the Audit Committee to set their remuneration, (4) for the approval of the remuneration of the directors and (5) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2013 Annual Meeting. Any shareholder who votes by completing and returning by mail the proxy card or voting instruction card or by using the Internet or by telephone, may revoke his, her or its proxy or change his, her or its vote at any time before it is voted at the 2013 Annual Meeting by (A) delivering written notice to the Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by using the Internet, by telephone or by mail, or (C) by appearing in person at the 2013 Annual Meeting and voting his, her or its shares in person.

EXPENSES OF SOLICITATION

Proxies are being solicited by our Board. The expenses of the preparation of proxy materials and the solicitation of proxies for the 2013 Annual Meeting will be borne by the Company on behalf of the Board. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. If you choose to access the proxy materials and/or vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $13,500, plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy materials to the beneficial owners of the Company’s Common Shares.

VOTING SECURITIES

Holders of the Company’s Common Shares as of the close of business on April 25, 2013 will be entitled to notice of, and to vote at, the 2013 Annual Meeting or any adjournments thereof. On that date there were 56,443,237 Common Shares outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2013 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of two shareholders of record will constitute a quorum at the 2013 Annual Meeting.

Assuming that a quorum is present at the 2013 Annual Meeting, directors will be elected by a plurality of the votes cast at the 2013 Annual Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2013 Annual Meeting requires that the number of votes cast in favour of the action exceeds the number of votes cast in opposition to the action, whether in person or by proxy. Withholding authority to vote for directors and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

BOARD OF DIRECTORS VOTING RECOMMENDATION

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each nominee to the Board of Directors; FOR Item No. 2, the approval of the Company’s 2012 audited financial statements; FOR Item No. 3, the appointment of Ernst & Young (Hellas), Athens, Greece; as the Company’s auditors and to authorise the Audit Committee to set their remuneration and FOR Item No. 4, the remuneration of the directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of April 25, 2013 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares;

•	each of our officers, directors and director nominees; and

•	all of our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 56,443,237 Common Shares outstanding on April 25, 2013. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	14,279,188	25.3%
Redmont Trading Corp.(1)	3,341,317	5.9%
First Tsakos Investments Inc.(1)	10,937,801	19.4%
Kelley Enterprises Inc.(1)	6,829,003	12.1%
Marsland Holdings Limited(1)	4,108,798	7.3%
Sea Consolidation S.A. of Panama(2)	3,952,232	7.0%
DePrince, Race & Zollo, Inc.(3)	3,450,125	6.1%
Intermed Champion S.A. of Panama(2)	1,755,200	3.1%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(4)	348,346	*	—
Nikolas P. Tsakos(5)	204,000	*	—
Michael G. Jolliffe	22,800	*	—
George V. Saroglou	60,000	*	—
Paul Durham	74,000	*	—
Efthimios E. Mitropoulos	—		—
Peter C. Nicholson	33,900	*	—
Francis T. Nusspickel	18,350	*	—
Richard L. Paniguian	—		—
Aristides A.N. Patrinos, Ph.D.	22,911	*	—
Takis Arapoglou	—		—
Vladimir Jadro	17,000	*	—
All officers and directors as a group (12 persons)(5)	801,307	**

*	Represents less than 1% of the Common Shares outstanding.
**	Represents approximately 1.4% of the Common Shares outstanding.
(1)

First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on May 3,

2012 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of six members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the six council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. The business address of First Tsakos is 34 Efesou Street, Nea Smyrni, Athens, Greece. The business address of Kelley is Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas. The business address of Marsland is FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands. The business address of Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein. The business address of Redmont is 9 Nikodimon Street, Kastella, Piraeus, Greece.
(2)	According to the Schedule 13D/A filed on May 3, 2012 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, as of May 3, 2012, Sea Consolidation S.A. of Panama (“Sea Consolidation”) and Intermed Champion S.A. of Panama (“Intermed”) beneficially owned 3,952,232 and 1,755,200 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation and Intermed and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer. The business address of each of Sea Consolidation, Intermed and Mr. Panayotis Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.
(3)	According to Amendment No. 2 to Schedule 13G filed on February 13, 2013 by DePrince, Race & Zollo, Inc. (“DePrince”), as of December 31, 2012, DePrince beneficially owned 3,450,125 common shares. The business address of DePrince is 250 Park Avenue, Suite 250, Winter Park, Florida 32789.
(4)	Mr. Stavropoulos, individually or jointly with his spouse, owns 288,000 shares. In addition, 50,000 shares are held indirectly by his children, and 10,346 shares by his siblings or in-laws. Mr. Stavropoulos has no economic interest in these 60,346 shares. His combined holding directly or indirectly is 348,346 shares.
(5)	Does not include shares owned by Tsakos Holdings, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation or Intermed.

ITEM NO. 1 - ELECTION OF DIRECTORS

The Company’s Bye-laws provide that the Board will consist of not less than five nor more than 15 members, as determined from time-to-time by the Board. Following the 2013 Annual Meeting, the Board will consist of ten directors. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year.

Messrs. Jolliffe, Nusspickel and Arapoglou have been chosen by lot to retire and present themselves for re-election.

NOMINEES FOR ELECTION

Nominee	Age(1)	Position	Director Since

Michael G. Jolliffe	63	Deputy Chairman of the Board	1993
Francis T. Nusspickel(2)(3)	72	Director	2004
Takis Arapoglou(2)(3)	62	Director	2010

DIRECTORS CONTINUING IN OFFICE

Director	Age(1)	Position	Director Since

D. John Stavropoulos(2)(3)	80	Chairman of the Board	1994

Peter C. Nicholson(2)(3)	79	Director	1993

Aristides A.N.Patrinos, Ph.D. (3)	65	Director	2006

Richard L. Paniguian (3)	63	Director	2008

Efthimios E.Mitropoulos(3)	73	Director	2012
George V. Saroglou	48	Vice President and Chief Operating Officer Director	2001

Nikolas P. Tsakos	49	President and Chief Executive Officer Director	1993

(1)	As of March 31, 2013
(2)	Member of Audit Committee
(3)	Member of Corporate Governance, Nominating and Compensation Committee

Nominees for Election

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each of the following nominees to the Board of Directors.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Deputy Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services, mining and telemarketing. Mr. Jolliffe is Chief Executive Officer of Titans Maritime Ltd, a shipping company set up in joint venture between Tsakos/Jolliffe families and Anchorage Capital, a N.Y. fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of InternetQ, a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM market. Michael Joliffe is also Chairman of StealthGas, a shipping company which is quoted on the NASDAQ stock exchange and which owns 33 LPG ships, plus four tankers, and has nine additional vessels on order.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant licensed in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

TAKIS ARAPOGLOU

DIRECTOR

Mr. Arapoglou joined EFG Hermes (the largest Investment bank in the Middle East, listed in Cairo and London) as CEO of Commercial Banking in October 2010. In 2011 he was elected Board member of EFG Hermes Holding. He was Chairman and CEO of the National Bank of Greece Group (NBG) from 2004 to 2009 and Chairman of the Hellenic Bankers Association from 2005 to 2009. Prior to joining NBG, Mr. Arapoglou was Global Head of the Banks & Securities Industry for Citigroup based in London (2000-2004). He has served in several international bank advisory boards in Europe and Africa and on the board of European Educational Foundations and Institutions including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently a member of the international advisory board of Tufts University in Boston, Chairman of the Business Advisory committee of the Athens University of Economics and Business, and non-executive Vice Chairman of Titan Cement SA, listed in Athens. He has degrees in Mathematics, Engineering and Management from the universities of Athens (Greece), Glasgow and Brunel (UK), respectively.

Directors Continuing in Office

The following directors will continue in office:

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was elected to the board of directors of Aspis Bank in Greece and served as its Chairman from July 2008 to April 2010. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a member on the EMEA Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

PETER C. NICHOLSON, CBE

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004. In 2010, Mr. Nicholson became partner and Chairman of a limited liability partnership, R.M.G. Wealth Management.

ARISTIDES A.N. PATRINOS, PH.D

DIRECTOR

Dr. Patrinos is currently the Deputy Director for Research of the Center for Urban Science and Progress (CUSP) and a Distinguished Professor of Mechanical and Biomolecular Engineering at New York University. Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Consultant. SGI is a US-based privately held company dedicated to developing and commercializing clean and renewable fuels and chemicals; sustainable food products; and novel medical applications such as synthetic vaccines. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect in the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University.

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defense and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defense and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc., where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman; and in completing BP’s first oil project in Angola. In 2007, he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

EFTHIMIOS E.MITROPOULOS

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialised agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation – International Centre for Maritime Research and Tradition” and Chancellor of the AMET Maritime University in Chennai, India.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder of Pansystems S.A., a Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

NIKOLAS P. TSAKOS, Dr.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is the Vice Chairman of the Independent Tanker Owners Association (INTERTANKO) and an Executive Committee member, a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. Mr. Tsakos is the cousin of Mr. Saroglou.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position

Nikolas P. Tsakos	49	President and Chief Executive Officer

George V. Saroglou	48	Vice President and Chief Operating Officer

Paul Durham	62	Chief Financial Officer and Chief Accounting Officer

Vladimir Jadro	67	Chief Marine Officer

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial

Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. The Company’s Bye-laws provide that the Board will consist of not less than five nor more than 15 members, as determined from time-to-time by the Board. As of the date of this Proxy Statement, we had ten directors on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the directors who are to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where directors have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2012, the full Board held four meetings, three in person and one via telephone conference. Each director attended all of the meetings of the Board. In addition, each director attended all of the meetings of committees of which the director was a member.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other directors, Messrs. Stavropoulos, Nicholson, Nusspickel, Paniguian, Patrinos, Arapoglou and Mitropoulos, is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•

If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•

If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2012 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2013. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Capital Markets Committee, a Risk Committee, an Operational and Environmental R&D Committee and a Chartering Committee.

Audit Committee

The members of the Audit Committee are Messrs. Nicholson, Nusspickel and Arapoglou (as of October 4, 2012) and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held five meetings during the fiscal year ended December 31, 2012, three of which were in person and two via telephone conference. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•

reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s accounting standards;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

The Board has determined that Messrs. Nusspickel and Stavropoulos, whose biographical details are included herein, each qualifies as an “audit committee financial expert” as defined under current SEC regulations.

Corporate Governance, Nominating and Compensation Committee

The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos, Nicholson, Nusspickel, Paniguian, Patrinos and Stavropoulos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management in establishing and maintaining a high standard of ethical principles;

•	ensuring appropriate independence of directors under NYSE and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the Company and for the members of the Board and its various committees; and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

During 2012, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Tsakos and Stavropoulos. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Arapoglou, Nicholson, Saroglou, Stavropoulos, Tsakos, and our chief financial officer, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Operational and Environmental Committee

The members of the Operational and Environmental Committee are Messrs. Jolliffe (as of September 27, 2011), Mitropoulos, Nusspickel and Patrinos. Mr. Mitropoulos is Chairman of the Committee as of October 4, 2012. The committee also includes the Deputy Chairman of Tsakos Shipping, Mr. Vassilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. The primary role of the Operational and Environmental Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance,

Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Chief Operating Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name, or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•

The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

•

Any proposal that a shareholder intends to present at the 2014 Annual Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than January 17, 2014 for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the 2014 Annual Meeting of Shareholders of the Company, but does not seek to have the proposal included in the Company’s Proxy Statement, for purposes of SEC regulations, notice must be received by the Company at its principal executive offices no later than March 15, 2014. Use of certified mail is suggested.

To enable directors to attend the Annual Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual Meeting. In 2012, all directors attended the Annual Meeting of Shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. Since we have no salaried executive employees, we have not included a report on executive officer compensation in this Proxy Statement. For the year ended December 31, 2012, the aggregate cash compensation of all of the members of the Board was $615,000 as per the following annual fee allocation which was approved by the shareholders of the Company on June 3, 2011:

•	Service on the Board - $50,000

•	Service on the Audit Committee - $ 20,000

•	Service on the Capital Markets Committee - $10,000

•	Service on the Operational and Environmental Committee - $10,000

•	Service as Chairman on the Corporate Governance, Nominating and Compensation Committee - $10,000

•	Service as Chairman of the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Capital Markets Committee - $20,000

•	Service as Chairman of the Board - $40,000

No fees were paid for service on the Corporate Governance, Nominating and Compensation Committee, Risk Committee and Chartering Committee.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs.

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of our fleet. At July 1, 2010, TCM took over the technical management of most of our vessels from Tsakos Shipping. At December 31, 2012, and 2011 outstanding advances to TCM amounted to $1.6 million. At December 31, 2012, there was an amount due to Tsakos Shipping of $1.1 million and at December 31, 2011, there was an amount due to Tsakos Shipping of $0.9 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of our fleet. Prior to July 1, 2010, Tsakos Energy Management paid Tsakos Shipping a management fee for such services. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management management fees of $15.6 million and supervisory fees of $0.6 million relating to the construction of our vessels in 2012. An additional amount of $1.3 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services and application of corporate governance procedures required by the Company. No incentive award was payable to Tsakos Energy management for 2012 or 2011. An incentive award amounting to $425,000 was payable at December 31, 2010 to Tsakos Energy Management for 2010.

Management Agreement

Our management agreement with Tsakos Energy Management was amended and restated on March 8, 2007 and has a term of ten years from the effective date of January 1, 2007. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•

a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in control of us, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2012 would have resulted in a payment of approximately $137.5 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. These fees are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. For 2013, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels. The monthly fee for the LNG carrier will be $35,000, of which $10,000 is payable to the Management Company and $25,000 to a third party manager. We paid Tsakos Energy Management aggregate management fees of $15.6 million in 2012, $15.3 million in 2011 and $13.8 million in 2010.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

The Corporate Governance, Nominating and Compensation Committee has adopted a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year.

The Corporate Governance, Nominating and Compensation Committee established the incentive award scale, and the Company’s Board approved the final award, for fiscal years 2007, 2008 and 2009, as follows:

R.O.E	Amount of award in US $ millions
	2007	2008	2009
15.0%	1.50	2.50	3.00
17.5%	2.25	3.25	4.00
20.0%	3.00	4.00	5.50
22.5%	3.75	4.75	—
25.0%	4.50	5.50	—
Final award	4.00	4.75	0.00

The awards were given to Tsakos Energy Management and were distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 24.2% in 2007 and 23.7% in 2008. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board.

Additionally in 2009, if the R.O.E. was less than 15.0% but greater than 10.0% then an alternative award was possible if the Company’s R.O.E. exceeded the average R.O.E. of its peers (Overseas Shipholding Group, Inc. and Teekay Corporation). In such case, the Board could have elected to award a bonus of $1.5 million. However, as the 2009 R.O.E. was less than 10%, no incentive award was approved by the Company’s Board of Directors.

A scale was not set for 2010, 2011 and 2012. However, for 2010 the Corporate Governance, Nominating and Compensation Committee recommended a special award of $425,000 to be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping. No such award has been recommended for 2011 or 2012. A scale has not been set for 2013.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel is on a bareboat charter-out (Millennium), or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,256 officers and crew members served on board the vessels we own and are managed by our technical managers as of December 31, 2012.

Share Ownership

The Common Shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Security Ownership of Certain Beneficial Owners and Management” above.

Stock Compensation Plan

During 2012 , the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), which was adopted by our Board and approved by our shareholders at the 2004 Annual Meeting of shareholders, expired with the granting and vesting of the remaining 134,950 RSU’s on December 31, 2012. On May 31, 2012, at the 2012 Annual Meeting of shareholders, our shareholders approved a new share-based incentive plan, (the “2012 Plan”). This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of our vessels, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping.

The purpose of the 2012 Plan, which was also the purpose of the expired 2004 plan, is to provide a means to attract, retain, motivate and reward our present and prospective directors, officers and consultants of the Company and its subsidiaries, and the officers of our vessels and the employees of the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2012 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same.

The 2012 Plan authorizes the issuance of up to 1,000,000 common shares in the form of RSUs or options.

Movements of RSUs under the 2004 Plan through December 31, 2012, are as follows:

		Issued	Forfeited	Vested	Non-Vested (as of December 31, 2012)

2006	Directors and officers (D&O)	21,000

2007	D&O and ships’ officers	190,650		(21,000)

	Other personnel	394,000

2008	D&O and ships’ officers		(3,200)	(96,050)

	Other personnel		(7,800)	(194,600)

2009	D&O	67,800	(1,300)	—

	Other personnel	54,000	(4,000)	—

2010	D&O	69,000	(2,100)	(130,450)

	Other personnel	76,000	(1,000)	(211,200)

2011	D&O	12,000	—	(62,250)

	Other personnel	—		(65,000)

2012	D&O and ships’ officers	43,400	6,600	(96,500)

	Other personnel	72,150	12,800	(122,950)

	Total	1,000,000	—	(1,000,000)	—

Movements of RSUs under the 2012 Plan through December 31, 2012, are as follows:

		Issued	Forfeited	Vested	Non-Vested (as of December 31, 2012)

2012	Other personnel	15,050	—	(15,050)

	Total	15,050	—	(15,050)	—

As of December 31, 2012, there were no outstanding (non-vested) RSUs. Total compensation expense recognized for the year ended December 31, 2012 was $0.7 million and for the year ended December 31, 2011, $0.8 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

REPORT OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

We have reviewed the Compensation Discussion Analysis included herein and have recommended to the Board of Directors that it be included in this Proxy Statement.

THE CORPORATE GOVERNANCE, NOMINATING

AND COMPENSATION COMMITTEE

Peter C. Nicholson - Chairman

D. John Stavropoulos - Member

Takis Arapoglou - Member

Francis T. Nusspickel - Member

Richard L. Paniguian - Member

Aristides A.N. Patrinos - Member

Efthimios E. Mitropoulos - Member

REPORT OF THE AUDIT COMMITTEE

The Tsakos Energy Navigation Audit Committee of the Board is composed entirely of non-management directors. The members of the Audit Committee meet the independence and financial literacy requirements set forth by the SEC and the NYSE and that Francis T. Nusspickel and D. John Stavropoulos each qualify as an “audit committee financial expert” as defined by the SEC.

The Audit Committee of the Board operates pursuant to a written charter, which may be accessed through the Investor Relations section of the Company’s website at http://www.tenn.gr. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Company’s Management team has the primary responsibility of the financial statements and the reporting process, including the system of internal controls. As part of the Audit Committee’s oversight function, the Audit Committee:

•

Reviewed and discussed the Company’s annual audited financial statements and quarterly financial statements, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Form 20-F for the year ended December 31, 2012, with Company management and Ernst & Young (Hellas), its Independent Auditors.

•

The Committee also reviewed related issues and disclosure items, including the Company’s earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company’s Chief Executive Officer and Chief Financial Officer certify the information contained in its quarterly and annual filings.

•

Discussed with Ernst & Young (Hellas) the matters required to be discussed by Statement No. 61, as amended (AICPA , Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Committee also received the written disclosures and letter from Ernst & Young (Hellas) required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young’s communications with the Audit Committee concerning independence and discussed with Ernst & Young (Hellas) their independence and related matters. Discussion with Ernst & Young (Hellas) also included staffing, audit results for 2011 and 2012 and audit plans for the remainder of 2013.

During the year 2012, the Audit Committee held five meetings, three of which were in person. During such in person meetings, the Audit Committee met with representatives of Ernst & Young (Hellas), both with management present and in private sessions without management present, to discuss the results of the audit and to solicit their evaluation of the Company’s accounting principles, practices and judgments applied by management and the quality and adequacy of the Company’s internal controls. At such in person meetings, the Audit Committee also met in private sessions with the Head of Internal Audit, who reports directly to the Audit Committee, to discuss the audit results for 2011 and 2012 and audit plans for the remainder of 2013. The Audit Committee continually reviews specific areas of risk management with the Company.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of Company management and the independent public accounting firm, which, in their report, expresses an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

In addition, in reliance upon the reviews and discussions as outlined above, the Audit Committee recommended, and the Board of Directors approved, the inclusion of the Company’s audited financial statements in its annual report on Form 20-F for the year ended December 31, 2012 for filing with the SEC and presentation to the Company’s shareholders. The Audit Committee also approved, subject to shareholder ratification, the selection of Ernst & Young (Hellas) as the Company’s independent registered public accounting firm for the fiscal year 2013.

THE AUDIT COMMITTEE

Francis T. Nusspickel - Chairman

Takis Arapoglou - Member

Peter C. Nicholson - Member

D. John Stavropoulos - Member

Notwithstanding anything to the contrary set forth in any of our previous or future filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might “incorporate by reference” future or previous filings, including this Proxy Statement, in whole or in part, the above “Report of the Audit Committee” shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the SEC under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

This Proxy Statement also includes references to our and the SEC’s website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

Independent Registered Public Accountants

The accounting firm of Ernst & Young (Hellas), Athens, Greece served as the Company’s independent registered public accounting firm for the years ended December 31, 2012 and December 31, 2011.

Principal Accounting Fees and Services

An aggregate amount of Euro 679,500 was billed and accrued for fiscal year 2012 relating to fees for audit and tax advisory services performed by Ernst & Young (Hellas), Athens, Greece. In 2011, fees for audit and tax advisory services were Euro 672,846. Audit fees consist of the audit of our annual financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorised to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 - APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2012, together with the report of the Company’s auditors, Ernst & Young (Hellas), Athens, Greece. Representatives of Ernst & Young (Hellas), Athens, Greece are expected to be present at the 2013 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

ITEM NO. 3 - APPOINTMENT OF AUDITORS

The Audit Committee of the Board, subject to the approval of the Company’s shareholders, as required by the Companies Act, has appointed the firm of Ernst & Young (Hellas), Athens, Greece, independent certified public accountants, as auditors of the Company for the year ending December 31, 2013.

The Board, acting on the recommendation of the Audit Committee, recommends approval by the Company’s shareholders of this Item No. 3, the appointment of Ernst & Young (Hellas), Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2013 and authorization of the Audit Committee to set their remuneration.

ITEM NO. 4 - REMUNERATION OF THE DIRECTORS

We pay no cash compensation to our senior management or to our directors who are senior managers. For the year ended December 31, 2012, the aggregate cash compensation of all of the members of the Board was $615,000. The annual fee allocation for directors was approved by the shareholders of the Company on June 3, 2011.

The Board recommends that the shareholders vote to approve the same fee schedule for non-management directors 2013 as set forth in this Proxy Statement under the section “Compensation Discussion and Analysis-Board Compensation”.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s 2012 Annual Report to Shareholders, which includes its audited consolidated financial statements for the fiscal year ended December 31, 2012, is available at www.proxyvote and on the Company’s website, http://www.tenn.gr and can be accessed through the SEC’s Web site at http://www.sec.gov. If you would like to receive, at no cost, a printed copy of the Company’s 2012 Annual Report to Shareholders, please contact the Company by telephone at +30 210 94 07 710-13, by email at ten@tenn.gr or in writing at Tsakos Energy Navigation Limited, Investor Relations, c/o George Saroglou or Paul Durham, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

George V. Saroglou

Chief Operating Officer

May 17, 2013